

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 20, 2009

**<u>Via Facsimile (212-455-2502) and U.S. Mail</u>**

Gary L. Sellers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017

> **Re:    OSG America LP**
> **Schedule TO-T/13E-3 filed November 5, 2009, as amended on**
> **November 20, 2009**
> **Filed by OSB Bulk Ships, Inc and Overseas Shipholding Group, Inc.**
> **File No. 5-84674**

Dear Mr. Sellers:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.  Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T/13E-3

1.  Please tell us what consideration was given to whether OSG America LLC, the General Partner, as well as, the officers and directors of the General Partner, OSG Bulk and Parent are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3?  Please advise or revise the Schedule 13E-3 to include these parties as filing persons.  For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at <u>www.sec.gov</u>.

2. See last comment. To the extent you determine to add a new filing person, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Offer to Purchase
Special Factors, page 8

3. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Background, page 8

4. We note your disclosure that the Conflicts Committee is composed of three "independent directors on the board of directors of the General Partner." Please revise to clarify what you mean by the term "independent."

Fairness of the Offer, page 16

5. We note your disclosure in this section where you provide that "OSG has concluded that the Offer is fair to the Partnership's Unitholders unaffiliated with OSG." Since OSG only refers to the OSB Bulk and the Parent and not to the issuer, the Partnership, please revise to clarify whether each of the filing persons believes that the transaction is fair to security holders unaffiliated with OSG as well as security holders unaffiliated with the issuer, the Partnership. Refer to Item 1014(a) of Regulation M-A.

Factors Not in Favor of Fairness Determination, page 18

6. Please revise to describe the inherent risks, if any, to security holders associated with the decision not to seek a report, opinion or appraisal from an outside party regarding the fairness of the consideration offered to security holders.

Acceptance for Payment and Payment for Units, page 38

7. We note that in this section you state that you reserve the right to transfer or assign the right to purchase Units in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must

be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

## Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects, page 41

8. Explain to us the purpose of the language that any determination by you concerning the terms of the offer "will be final and binding on all parties."  Please delete this language, here and other places in the document, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

## Closing Comments

As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amended filings to expedite our review.  Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders (and all additional filing persons) acknowledging that:

- the bidder (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,


Song P. Brandon
Special Counsel
Office of Mergers & Acquisitions